02 DEC 23 AM 11:25

11 December 2002

02060707

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549 U.S.A.

Attention Office of International Corporate Finance,
Division of Corporation Finance

Re David Jones Limited (File No. 82-4230) -
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Sirs

Payment of RPS Dividend

I am submitting the following information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Very truly yours,
DAVID JONES LIMITED

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

dlw 1/2/03

JOHN A. SIMMONDS
COMPANY SECRETARY

DAVID JONES

ASX AND MEDIA RELEASE

For Immediate Distribution

11 December 2002

RESET PREFERENCE SHARES
PAYMENT OF RPS DIVIDEND - 1 FEBRUARY 2003

The Board has declared an Interim Dividend on the Reset Preference Shares ("RPS") in respect of the 52 weeks ending 26 July 2003. Note that this is an RPS dividend and does not relate to ordinary shares in David Jones Limited.

Record Date	17 January 2003
Date Payable	1 February 2003
Dividend Rate	8.1% per annum* for the period 1 August 2002 to 31 January 2003 (inclusive) calculated on $100 per RPS
Dividend Amount	$4.0833 per RPS
Franking	Fully franked

** being the greater of 8.00% per annum and the swap rate prevailing of 1 July 2002 (the date of allotment of the RPS) plus 2.00% (as previously announced on 1 July 2002).*

ENDS

FOR FURTHER INFORMATION
Jill Campbell
General Manager Corporate Affairs
David Jones Limited
02 9266 5960
0412 047 448
jillcampbell@davidjones.com.au